

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2011

Via E-Mail
Mr. Anthony J. Conway
Chief Executive Officer
Rochester Medical Corporation
One Rochester Medical Drive
Stewartville, MN   55976

> **Re: Rochester Medical Corporation**
> **Form 10-K for fiscal year ended September 30, 2010**
> **Filed December 10, 2010**
> **File No. 0-18933**

Dear Mr. Conway:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended September 30, 2010

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 20

Stock Performance Graph, page 22

1.   The first paragraph here mentions different indices than the indices mentioned in tables on this page. Please reconcile, and tell us how your disclosure is consistent with Regulation S-K Item 201(e)(4).

Management's Report on Internal Control over Financial Reporting, page 36

2.   We note your statement that "management believes that the company maintained effective internal control over financial reporting as of September 30, 2010." Please

revise future filings to provide clear disclosure of management's <u>conclusion</u> regarding your internal controls over financial reporting.

<u>Notes to Consolidated Financial Statements, page 45</u>

<u>Note 2. Summary of Significant Accounting Policies, page 45</u>

<u>– Marketable Securities, page 45</u>

3.   For your outstanding marketable securities portfolio, we note the disclosures presented by each major security type for the fiscal year ended September 30, 2010. In future filings, please revise this note to include such disclosures "as of each date for which a statement of financial position is presented" pursuant to paragraph 320-10-50-2 of FASB Accounting Standards Codification.

<u>– Revenue Recognition, page 48</u>

4.   With reference to prior comment 9 in our letter dated March 9, 2009, we note that you have provided disclosure on post-shipment obligations to, and acceptance provisions for, your customers, including distributors you contract with in certain markets. In future filings, as previously requested, please expand your disclosure in this note to explain the nature and significant terms of your arrangement with these distributors.

<u>Note 11. Geographic Area Data, page 58</u>

5.   We note your disclosures of sales and long-lived assets by geographic location. If revenues from external customers or long-lived assets attributed to an individual foreign country within the Europe geographic market are material, please revise future filings to separately disclose those revenues or long-lived assets. In light of the effective date of the acquisition of Laprolan B.V. located in the Netherlands, this comment also applies to Form 10-Q for the quarterly period ended March 31, 2011. Refer to paragraphs 280-10-50-41(a) and (b) of the FASB Accounting Standards Codification.

6.   We note your disclosure of long-lived assets by geographic area includes goodwill and intangible assets. Please revise future filings to disclose <u>tangible</u> long-lived assets by geographic area. Refer to the guidance in paragraph 280-10-55-23 of the FASB Accounting Standards Codification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or Lynn Dicker, Reviewing Accountant at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam, Staff Attorney at (202) 551-3316 or Geoff Kruczek, Legal Reviewer at (202) 551-3641 with any other questions. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief

cc (e-mail):   David A. Jonas
                Chief Financial Officer